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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65199

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARES WEALTH MANAGEMENT SOLUTIONS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

518 17TH STREET, 12TH FLOOR
(No. and Street)

DENVER	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@-CW@ARESI
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LP
(Name – if individual, state last, first, and middle name)

1225 17TH ST. STE 800	DENVER	CO	80202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CASEY GILLIAN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARES WEALTH MANAGEMENT SOLUTIONS, LLC_____, as of DECEMBER 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



WILLIAM LOUIS DEANGELIS
Notary Public
State of Colorado
Notary ID # 20224010557
My Commission Expires 03-16-2026

Signature: _Casey J. Gillian_

Title:
CO-CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC

Financial Statements and Supplementary Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

TABLE OF CONTENTS

FINANCIAL INFORMATION	Page



KPMG LLP
Su te 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

To the Member and Management
Ares Wealth Management Solutions, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Wealth Management Solutions (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financials statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities ans Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2003.

Denver, Colorado

March 31, 2022

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Financial Condition
As of December 31, 2021

		As of December 31, 2021
Assets		
Cash	$	12,921,508
Accounts receivable from affiliates		2,704,862
Due from affiliates		2,727,595
Other assets		420,933
Total assets	$	**18,774,898**
Liabilities		
Accounts payable and accrued expenses	$	3,601,704
Accrued commissions and bonuses		1,394,663
Due to affiliates		3,807,069
Total liabilities		**8,803,436**
Member's equity		**9,971,462**
Total liabilities and member's equity	$	**18,774,898**

See accompanying notes to financial statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Operations
Year ended December 31, 2021

		For the Year Ended December 31, 2021
Revenue		
Dealer manager and distribution fees, net	$	1,157,619
Facilitation fees		8,955,704
Reimbursement revenue		6,051,061
Total revenues		**16,164,384**
Expenses		
Employee commissions		18,524,818
Compensation related		14,423,168
Office and overhead		2,010,737
Marketing and travel		2,055,134
General and administrative		1,492,173
Total expenses		**38,506,030**
Net loss	**$**	**(22,341,646)**

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2021

Member's equity, beginning of the year	$	4,570,214
Net loss		(22,341,646)
Capital contributions from Member		27,742,894
Member's equity, end of the year	$	9,971,462

See accompanying notes to financials statements.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC
Statement of Cash Flows
Year ended December 31, 2021

		For the Year Ended December 31, 2021
Cash flows from operating activities:		
Net loss	$	**(22,341,646)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Cash flows due to changes in operating assets and liabilities:		
Other assets		371,466
Accounts receivable from affiliates		(1,103,486)
Due from affiliates		(2,727,595)
Due to affiliates		3,807,069
Other liabilities		(258,307)
Accrued commissions and bonus		(2,172,735)
Accounts payable and accrued expenses		1,815,794
Net cash used in operating activities		**(22,609,440)**
Cash flows from financing activities:		
Capital contributions		27,742,894
Net cash provided by financing activities		**27,742,894**
Net increase in cash		5,133,454
Cash, beginning of year		7,788,054
Cash, end of year	$	**12,921,508**

See accompanying notes to financials statements.

1. Organization

Ares Wealth Management Solutions, LLC (the Company) is a wholly owned subsidiary of Ares Management LLC (AM LLC). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. On July 1, 2021, Ares Holdings LP (Ares) closed on the acquisition of the U.S. real estate investment advisory and distribution business of Black Creek Group, including the Company. Prior to the acquisition and subsequent renaming of the Company, the Company operated as Black Creek Capital Markets LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). During 2021, the Company conducted business primarily as a broker-dealer to offer shares of Ares Real Estate Income Trust Inc. (AREIT), Ares Industrial Real Estate Income Trust Inc. (AIREIT), Ares Real Estate Exchange (AREX), and Ares Industrial Real Estate Exchange (AIREX), all of which are related parties (collectively, "the Funds"). AREIT and AIREIT were formerly known as Black Creek Diversified Property Fund Inc. (DPF) and Black Creek Industrial IV Inc. (BCI IV), respectively. AREX and AIREX were formerly known as Black Creek Exchange (BCX) and Black Creek Industrial Exchange (BCIX), respectively.

The Company incurred a net loss in 2021 and has incurred net losses in each year since 2010. However, management acknowledges that the Company is an integral part of AM LLC's retail distribution channel, and despite recurring net losses, AM LLC intends to fund the Company through capital contributions that allow the Company to meet its obligations. The Company has obtained a commitment letter from AM LLC, which indicates that it will provide ongoing equity funding for the Company's operations.

2. Summary Of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash

Cash represents cash on hand held at financial institutions. At December 31, 2021, the Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. The Company monitors the credit standing of these financial institutions.

(d) Income taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more likely than not of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

As of December 31, 2021, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2018.

(e) Revenue Recognition

The Company earns dealer manager fees, sales commissions, and distribution fees for managing the offerings of AREIT's and AIREIT's common shares, as well as AREX's and AIREX's private placements, from which the Company also earns facilitation fees. The Company believes that its performance obligation is the sale of securities to investors and is fulfilled on the trade date. Revenue from commissions, dealer manager fees, and distribution fees are reported net of amounts re-allowed to participating broker-dealers as the Company acts as an agent in the transaction. Marketing fees, which are reported gross as the Company acts as a principal in the transaction, are recognized as revenue when the fees are earned and become due and receivable.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shared to investors. The Company may receive distribution fees of up to 1% paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Given that the performance obligation is fulfilled on the trade date, any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

3. Fees and Commissions

The Company has dealer manager agreements with the Funds to offer their shares in exchange for dealer manager fees, distribution fees, facilitation fees, sales commissions, and reimbursement of direct expenses. See the table below for activity included in the Statement of Operations for the year ended December 31, 2021:

	AREIT	AIREIT	AREX	AIREX
Dealer manager fees	$ 644,195	$ 3,831,285	$ 3,064,800	$ —
Dealer manager fees re-allowed	(644,195)	(2,841,924)	(2,625,169)	—
Distribution fees	3,198,691	16,026,618	942,639	262,571
Distribution fees re-allowed	(3,582,624)	(15,929,941)	(926,755)	(262,571)
Facilitation fees	—	—	3,827,577	5,128,127
Facilitation fees re-allowed	—	—	—	—
Sales commissions	2,008,143	11,214,784	5,867,383	3,269,410
Sales commissions re-allowed	(2,008,143)	(11,214,784)	(5,867,383)	(3,269,410)

See the table below for balances included in accounts receivable from affiliates in the Statement of Financial Condition as of December 31, 2021:

	AREIT	AIREIT	AREX	AIREX
Dealer manager fees receivable	$ —	$ —	$ 5,452	$ —
Distribution fees receivable	380,103	1,779,660	218,607	190,478
Facilitation fees receivable	—	—	34,339	47,678
Sales commissions receivable	—	—	—	36,466

For AREIT and AIREIT, dealer manager fees, distribution fees, and commissions are paid based on a percentage of fund net asset value (NAV) that differs by fund and by share class.

For AREX and AIREX, facilitation fees and commissions are paid based on a percentage of gross equity proceeds raised through private placements, and are presented net of amounts re-allowed to participating broker-dealers in the Statement of Operations. Dealer manager fees and distribution fees are based on a percentage of fund NAV and are presented net of amounts re-allowed in the Statement of Operations.

The Company is reimbursed for direct expenses related to its marketing efforts on behalf of AREIT and AREX. Reimbursement revenue under this arrangement totaled $6,051,061 for the year ended December 31, 2021 and is presented as reimbursement revenue in the Statement of Operations.

4. Regulatory Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or $6^{2/3}\%$ of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1.

At December 31, 2021, the Company had regulatory net capital of $6,637,419, which was $6,050,523 in excess of its minimum net capital requirement of $586,896. At December 31, 2021, the aggregate indebtedness to net capital ratio was 1.33 to 1.

5. Related-Party Transactions

The Company has relationships with related parties who provide overhead services such as: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the Company based on the Company's associated number of full-time equivalent employees. See below for allocated expenses included in the Statement of Operations for the year ended December 31, 2021:

Compensation related	$	823,747
Office and overhead		2,096,885
Total overhead expenses allocated	$	**2,920,632**

Prior to the acquisition, Overhead Services Inc. (OSI) was the sole overhead service provider for the Company. After the acquisition, Ares Operations LLC (Ares Ops), a wholly-owned subsidiary of Ares, also began to provide overhead services for the Company.

See below for related party balances presented in the Statement of Financial Condition as of December 31, 2021:

Due from Ares Ops	$	371,037
Due from AM LLC		2,175,695
Due from other Ares entities		180,863
Total due from affiliates	$	**2,727,595**
Due to Ares Ops	$	3,683,157
Due to other Ares entities		123,912
Total due to affiliates	$	**3,807,069**

6. Subsequent Events

The Company has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustment.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Net Capital:

Member's Equity	$	9,971,462
Less non allowable assets:		
Accounts receivable - from affiliates		2,666,797
Other assets		667,246
Total non-allowable assets		3,334,043
Net capital		6,637,419
Minimum required net capital (greater of $5,000 or 6 $2/3$% of aggregate indebtedness of $8,803,436)		586,896
Capital in excess of minimum requirements	$	**6,050,523**
Aggregate indebtedness	$	**8,803,436**
Aggregate indebtedness to net capital		1.33 : 1

The computation of net capital in conjunction with the Company's corresponding unaudited Form X-17A-5, as of December 31, 2021, as filed on January 31, 2022, does not materially differ from the computation under Rule 15c3-1, as calculated above.

See accompanying report of independent registered public accounting firm

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company is also filing an Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

The Company is also filing an Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

ARES WEALTH MANAGEMENT SOLUTIONS, LLC Exemption Report

Ares Wealth Management Solutions, LLC (the Company) is a registered broker-deal subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17A-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240, 15c3-3 under the provisions of 17 C.F.R. § 240, 15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provision in 17C.F.R 240.15c3-3 (k)(2)(i) through the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Casey Galligan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

March 31, 2022

Date

Casey Galligan, Co-CEO
Print Name and Title



KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member and Management
Ares Wealth Management Solutions, LLC:

We have reviewed management's statements, included in the accompanying Ares Wealth Management Solutions, LLC Exemption Report (the Exemption Report), in which Ares Wealth Management Solutions, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Denver, Colorado
March 31, 2022